Wildcat Silver Corporation
Suite 400, 837 West Hastings Street
Vancouver, B.C. V6C 3N6

January 26, 2007

VIA EDGAR AND FACSIMILE (202) 772-9368

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Mail Stop 7010

Attention:	Carmen Moncada-Terry and H. Roger Schwall

Re:	Wildcat Silver Corporation
Filed on November 29, 2006
SEC File No. 000-52335

WITHDRAWAL REQUEST

Ladies and Gentlemen:

     The Wildcat Silver Corporation (the “Registrant”) hereby requests withdrawal of its registration statement on Form 20-F (SEC File No. 000-52335) filed with the Securities and Exchange Commission on November 29, 2006.

     Please contact Kenneth Sam of Dorsey & Whitney LLP, U.S. securities counsel to the Registrant, the undersigned at 303-629-3400 with any questions.

Very truly yours,

“Donald B. Clark”

Donald B. Clark, President

cc: Kenneth Sam, Dorsey & Whitney LLP